SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2015

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market you in general that the subsidiary Eletrobras Termonuclear S.A “(Eletronuclear”) sent, on this date, to the companies of the Consortium ANGRAMON, responsible for implementing the electromechanical assembly of the nuclear power plant Angra 3, notification that decided to suspend, for a period of 60 (sixty) days, the execution of the contracts related to that service, according to article 78, item XIV, of Federal Law 8,666/93.

Eletronuclear received correspondence from the companies Techint Engenharia and Construção, Construtora Queiroz Galvão S.A. e Construtora Norberto Odebrecht, requesting permission to withdraw from the Consortium ANGRAMON and consequently from the electromechanical assembly contracts of the Nuclear Power Plant Angra 3. Eletronuclear also received a correspondence from the Consortium ANGRAMON, informing that it was received correspondence from Andrade Gutierrez Engenharia S.A. requesting permission to withdrawal from the Consortium.

Due to these facts, the suspension of electromechanical assembly contracts of the nuclear power plant Angra 3 aims: (i) verify that companies that did not require its withdrawal from the Consortium ANGRAMON meet the qualification requirements to keep hiring as consisted of the respective edicts of bids, and (ii) ascertain the real interest and economic-financial and technical capacity of these companies in the continuity of execution of the contracts in question.

The suspension of the contracts in question, by decision of Eletronuclear, does not imply any resolution or future consent regarding these contracts. It is merely a temporary measure justified by the exceptional situation.

The Company will keep the market informed about the subject matter of this Market Announcement.

Rio de Janeiro, September 2, 2015.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2015
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.